UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

In the Matter of

NORTHEAST UTILITIES                          CERTIFICATE
THE CONNECTICUT LIGHT AND                    PURSUANT TO
  POWER COMPANY                              RULE 24
NORTHEAST UTILITIES SERVICE COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
NORTH ATLANTIC ENERGY CORPORATION
HOLYOKE WATER POWER COMPANY
NORTHEAST NUCLEAR ENERGY COMPANY
YANKEE ENERGY SYSTEM, INC.
YANKEE GAS SERVICES COMPANY
THE ROCKY RIVER REALTY COMPANY
THE QUINNEHTUK COMPANY
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICE COMPANY
PROPERTIES, INC.
WOODS ELECTRICAL CO., INC.
WOODS NETWORK SERVICES, INC.
E. S. BOULOS COMPANY
SELECT ENERGY, INC.
SELECT ENERGY NEW YORK, INC.
MODE 1 COMMUNICATIONS, INC.
SELECT ENERGY SERVICES, INC.
YANKEE ENERGY FINANCIAL SERVICES COMPANY
YANKEE ENERGY SERVICES COMPANY
NORCONN PROPERTIES, INC.


File No.  70-9755
(Public Utility Holding
Company Act of 1935)

     Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in the Application/Declaration on Form U-1 (the "Application") in File No. 70-9755, the Applicants hereto hereby report and certify as follows:

     (i) On November 8, 2004, Northeast Utilities ("NU") entered into a $500 million revolving credit facility pursuant to a Credit Agreement dated as November 8, 2004 among Northeast Utilities, the Banks Named Therein, Union Bank of California, N.A. as Administrative Agent and JPMorgan Chase Bank, as Fronting Bank, under which NU may borrow up to $450 million until such time as NU receives an order from the Commission authorizing a higher amount. A copy of the Credit Agreement is filed as an Exhibit B-7 to this Certificate.

     (ii) On November 8, 2004, Western Massachusetts Electric Company ("WMECO"), The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Yankee Gas Services Company ("Yankee Gas") entered into a $400 million revolving credit facility pursuant to a Credit Agreement dated as of November 8, 2004, among WMECO, CL&P, PSNH, Yankee Gas, the Banks Named Therein and Citicorp USA, Inc., as Administrative Agent, under which CL&P may borrow up to $200 million, and each of WMECO, PSNH and Yankee Gas may borrow up to $100 million, subject to the aggregate maximum of $400 million. A copy of the Credit
          Agreement is filed as Exhibit B-8 to this Certificate.

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on June
30, 2004  in this file (HCAR No. 27870).

Exhibits

     Exhibit B-7    a Credit Agreement dated as of November 8, 2004
                    among Northeast Utilities, the Banks Named Therein,
                    Union Bank of California, N.A. as Administrative
                    Agent and JPMorgan Chase Bank, as Fronting
                    Bank

     Exhibit B-8    Credit Agreement dated as of November 8, 2004, among
                    WMECO, CL&P, PSNH, Yankee Gas, the Banks Named
                    Therein and Citicorp USA, Inc., as Administrative
                    Agent

                           [SIGNATURE PAGE TO FOLLOW]


                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized

Northeast Utilities
Northeast Utilities Service Company
The Connecticut Light and Power Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
North Atlantic Energy Corporation
Holyoke Water Power Company
Northeast Nuclear Energy Company
Yankee Energy System, Inc.
Yankee Gas Services Company
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Service Company
Properties, Inc.
Woods Electrical Co., Inc.
Woods Network Services, Inc.
E. S. Boulos Company
Select Energy, Inc.
Select Energy New York, Inc.
Mode 1 Communications, Inc.
Select Energy Services, Inc.
Yankee Energy Financial Services Company
Yankee Energy Services Company
NorConn Properties, Inc.


     By:       /s/ Randy A. Shoop
     Name:     Randy A. Shoop
     Title:    Assistant Treasurer-Finance
               Northeast Utilities Service Company as Agent for
               all of the above-named Applicants

Dated:  November 17, 2004